WisdomTree Trust

230 Park Avenue

New York, New York 10169

September 24, 2021

VIA EDGAR AND EMAIL

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on September 20, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 809, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 14, 2021 to further amend the initial registration statement for the Trust’s WisdomTree Global Target Range Fund (formerly, the WisdomTree Global Target Floor Strategy Fund) (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

1.

Comment: With respect to the Fund, please expressly describe how the Fund will invest in different countries, in accordance with Note 42 of the Names Rule Release, which notes that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” We note that we have previously suggested that a fund that includes “global” in its name should invest at least 40% of its assets outside of the U.S.

Response: As noted in our previous correspondence, in Note 42 of the Names Rule Release, the SEC stated that it expects investment companies using the term “global,” as relevant in this case, “in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” As disclosed in the Fund’s “Principal Investment Strategies of the Fund” section of the Prospectus, the Fund expects to invest in call options on several ETFs, including approximately 30% of its assets in the iShares MSCI EAFE ETF (EFA) and iShares MSCI Emerging Markets ETF (EEM).

EFA provides investors with exposure to over 900 stocks from 21 developed market countries throughout Europe, Australia and Asia, and EEM provides investors with exposure to over 800 stocks in 26 emerging market countries throughout Europe, North America, South America, Asia, Africa and the Middle East. Through its exposure to EFA and EEM, a significant portion of the Fund’s assets will be tied economically to a number of countries throughout the world.

While the Fund does not invest at least 40% of its assets outside of the U.S., the Registrant believes that the Fund’s exposure to non-U.S. investments is sufficiently large to warrant the use of “global” consistent with Section 35(d) of the Investment Company Act of 1940, as amended, and Rule 35d-1 thereunder. Moreover, as noted previously by the Staff, investing 40% of a fund’s assets outside of the U.S., is but one way in which to satisfy the Staff’s mandate with respect to the use of “global” in a fund’s name.

2.

Comment: We note that the fund referenced by the Registrant included a graph in its Item 4 “Principal Investment Strategies” disclosure, as well as its Item 9 “Additional Information About Principal Investment Strategies and Related Risks” disclosure. In comparison, the Registrant has included a similar graph in its Item 9 disclosure only. Please explain to the Staff the reason for the difference in presentation.

Response: The graph included in the referenced fund’s Item 4 disclosure is the same as that included in its Item 9 disclosure. The Registrant does not believe it is necessary to include the same graph twice and believes it is most appropriately included in its Item 9 disclosure as it represents the call spread payoff expectations of the Index rather than the Fund.

3.

Comment: In the “Principal Risks of Investing in the Fund” section of the Prospectus, please re-order the principal risks so that the risks are listed in accordance with the level of risk specific to the Fund. In particular, we would expect that risks bearing on the Fund’s yield, NAV and total return would be prioritized.

Response: We have reordered the Fund’s principal risks in order of importance to the Fund, as determined by the Registrant.

4.	Comment: Please revise the Fund’s FLEX Options Risk to address why the OCC may be unable or unwilling to perform its obligations under the FLEX Options contracts.

Response: We have enhanced the Fund’s Item 4 and Item 9 risk disclosure to note that the OCC may be unable or unwilling to perform its obligations in the event it becomes insolvent. The more fulsome Item 9 disclosure is included below (new language in bold):

The Fund may invest in FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be illiquid, and in such cases, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. Also, since the Fund is not a member of the OCC (a “clearing member”), and only clearing members can participate directly in the OCC, the Fund will hold FLEX Options through commingled omnibus accounts at clearing members. As a result, Fund assets deposited with a clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. Although clearing members guarantee performance of their clients’ obligations to the OCC, there is a risk that Fund assets might not be fully protected in the event of the clearing member’s bankruptcy.

* * * * *

Sincerely,

/s/ Joanne Antico
Joanne Antico

cc:	Ryan Louvar (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)